SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

14 November 2018

Prudential plc investor conference and business performance update

Prudential plc ("Prudential") is holding a conference for investors and analysts in Singapore on 14-15 November 2018.

The presentations will focus on Prudential's Asia businesses, which are central to the Group's long-term growth ambitions, both today and post-demerger of M&G Prudential, our savings and investment business in the UK and Europe. There will also be a Group update on strategy, the M&G Prudential demerger process and new business performance, alongside presentations from Jackson, our US business, and M&G Prudential.

Mike Wells, Group Chief Executive, said: "Since our last Asia-based investor conference in 2014, our Asia business has more than doubled new business profit1, demonstrating our ability to capture high-quality growth at pace.

"As we look ahead post-demerger, the profitable growth prospects of our Asia businesses remain substantial, given the increasing protection and savings needs of our customers and the extent of the footprint we have established.

"I look forward to showcasing the breadth of our capabilities and the reach of all of our businesses, which underpin my confidence in the ability of Prudential and M&G Prudential to capture the structural opportunities ahead and to continue to deliver for the benefit of all our stakeholders."

Business performance update2
Over the first nine months of 2018, the Group's life insurance new business profit3 increased by 17 per cent (12 per cent on an actual exchange rate basis), reflecting the strength and diversity of the Group's positioning and our continued focus on high-quality new business sales, together with the benefit of pricing actions and more favourable economics in the period.

In Asia, our performance continues to be driven by our strategic focus on recurring premium, health and protection business. In the first nine months, new business profit increased by 15 per cent (9 per cent on an actual exchange rate basis) to £1,762 million, with a 19 per cent increase in health and protection new business profit. This performance remains broad-based, with double-digit growth in seven markets4, and across both our agency and bancassurance channels. While APE sales in the first nine months were unchanged compared to the same period in 2017, the year-on-year growth rate was 9 per cent in the discrete third quarter and included record third quarter sales in seven markets.

In asset management, Eastspring total funds under management increased to £149.2 billion5 (31 December 2017: £138.9 billion6), reflecting continued internal net flows from our life businesses and the additional funds from the acquisition of TMB Asset Management in Thailand. External net outflows were £2.0 billion7 in the year to date, resulting from institutional bond fund redemptions and the impact of market volatility on retail gross flows. On 23 October 2018, Eastspring announced it had successfully registered Eastspring Investment Management (Shanghai) Company Limited, Eastspring's wholly foreign owned enterprise, as a private fund manager with the Asset Management Association of China, providing a foundation for long-term development of the business in China.

In the US, Jackson's new business profit increased 22 per cent (16 per cent on an actual exchange rate basis) to £716 million in the first nine months, primarily reflecting the benefit of higher interest rates and tax reform. Variable annuity APE sales, excluding Elite Access, were up 1 per cent compared with the same period last year. Separate account assets are up 5 per cent year-to-date to $185.3 billion (31 December 2017: $176.6 billion), driven by positive net flows and favourable market movements.

M&G Prudential has seen continued demand for PruFund-backed products, leading to an 18 per cent increase in new business profit to £277 million, with APE sales up 6 per cent. PruFund net inflows of £6.6 billion in the first nine months contributed to PruFund funds under management of £42.9 billion, 19 per cent higher than at the start of the year. In asset management, external net outflows of £5.6 billion in the first nine months (2017: net inflows £9.9 billion) included outflows of £6.1 billion from the redemption of a single large, but low-margin, institutional mandate. External funds under management were £157.4 billion at 30 September 2018 (31 December 2017: £163.9 billion), with M&G Prudential total funds under management of £334.4 billion8 (31 December 2017: £350.7 billion8).

The estimated Group shareholder Solvency II surplus9,10 at 30 September 2018, after payment of the first interim dividend, was £14.1 billion, equivalent to a shareholder cover ratio9,10 of 205 per cent (31 December 2017: £13.3 billion, equivalent to a shareholder cover ratio9 of 202 per cent).

We continue to make good progress on the actions needed for the demerger of M&G Prudential from the Group. On 1 October 2018, we announced the appointment of Mike Evans as Chair of M&G Prudential. In addition, in October 2018, as part of the process required before demerger to rebalance debt across M&G Prudential and Prudential, the Group issued substitutable subordinated debt, in three tranches totalling a sterling equivalent of £1.6 billion.

Outlook
Our strategy remains focused on the clear structural opportunities in each of our key markets. The planned demerger of M&G Prudential is on track, and demonstrates our commitment to creating shareholder value. The Group's leading market positions, combined with significant product and distribution capabilities, mean our businesses are well placed for long-term growth and the continued delivery of value for both customers and shareholders.

1      Comparison is made between the 2018 half year and 2014 half year results, excluding the sold Korea business, on a constant exchange rate basis.
2      Comparisons are to the first nine months of the prior year unless otherwise stated and year-on-year percentage changes are stated on a constant exchange rate basis unless otherwise stated.
3      New business profit on business sold in the period, calculated in accordance with EEV principles as defined in our Annual Report.
4      Excludes Laos where amounts are immaterial.
5      Includes those from Asia Money Market Funds and assets managed for internal life operations.
6      As reported (on an actual exchange rate basis).
7      Excludes Asia Money Market Fund investment flows.
8      Total assets managed by M&G Prudential include internal insurance funds of £177 billion (31 December 2017: £187 billion), including PruFund-backed products.
9      The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated Solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date.
10    Excludes the beneficial impact of the £1.6 billion sterling equivalent subordinated debt raised in October 2018.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

Investor conference
The investor conference is available to view via live webcast from 08.30 Singapore time (UK time: 00:30) and the presentation materials can also be viewed on the Group website from the same time. To register for the webcast please follow the link below or visit the Group website at www.prudential.co.uk
Link to webcast: https://www.investis-live.com/prudential/5ba8ff4ea2d81c0a0039925f/ybdd

Agenda

Time (Singapore time)	Topic	Speaker
Wednesday 14 November
From 07.30	Registration
08.30 - 09.00	Group strategic overview	Mike Wells
09.00 - 09.30	Group financial update	Mark FitzPatrick
09.30 - 10.15	Asia strategic overview	Nic Nicandrou
10.15 - 10.45	Break
10.45 - 11.30	Asia insurance	Lilian Ng
11.30 - 12.15	Eastspring	Guy Strapp
12.15 - 13.15	Lunch
13.15 - 16.15	Asia innovation and partnership	Nic Nicandrou, Dr Ali Parsa, Asia management
16.15 - 16.45	Break
16.45 - 17.30	Asia financial update	Raghu Hariharan
17.30 - 18.15	Asia Q&A	Asia management
Thursday 15 November
08.00 - 08.10	US introduction	Barry Stowe
08.10 - 08.30	US risk management	Brad Harris
08.30 - 09.10	US pricing and ALM	Steve Binioris
09.10 - 09.25	Break
09.25 - 10.05	US economics and capital	Chad Myers
10.05 - 10.30	US strategic outlook	Barry Stowe
10.30 - 11.15	US Q&A	US management
11.15 - 11.30	Break
11.30 - 12.45	M&G Prudential	John Foley, Clare Bousfield
12.45 - 13.30	Group Q&A	Mike Wells and Group management
13.30 - 14.30	Lunch
14.30 - 17.30	Singapore office visit

New business performance Q3 year to date

	Actual Exchange Rate						Constant Exchange Rate
	Q3 2018 £m		Q3 2017 £m		Change %		Q3 2017 £m		Change %
	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit
Asia	2,647	1,762	2,788	1,616	(5)%	9%	2,651	1,531	0%	15%
US	1,179	716	1,301	619	(9)%	16%	1,228	586	(4)%	22%
M&G Prudential	1,148	277	1,085	234	6%	18%	1,085	234	6%	18%
Total Group	4,974	2,755	5,174	2,469	(4)%	12%	4,964	2,351	0%	17%

M&G Prudential and Eastspring external funds under management
	2018 £m				2017 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 Jan 2018	Net flows	Market and other movements	At 30 Sep 2018	At 1 Jan 2017	Net flows	Market and other movements	At 30 Sep 2017
M&G Prudential Wholesale and Direct	79,697	147	(744)	79,100	64,209	7,770	2,724	74,703
M&G Prudential Institutional	84,158	(5,707)	(113)	78,338	72,554	2,172	4,039	78,765
Total M&G Prudential1	163,855	(5,560)	(857)	157,438	136,763	9,942	6,763	153,468
Eastspring2	46,568	(2,000)	5,196	49,764	38,042	2,830	3,467	44,339
Total	210,423	(7,560)	4,339	207,202	174,805	12,772	10,230	197,807

1
The results exclude the contribution from PruFund products (net inflows of £6.6 billion in the first nine months of 2018; funds under management of £42.9 billion at 30 September 2018, £35.9 billion at 31 December 2017). Total funds under management including internal life operations were £334.4 billion at 30 September 2018, £350.7 billion at 31 December 2017.

2
The results exclude the contribution from internal life operations and Asia Money Market Funds (net inflows of £5.7 billion in the first nine months of 2018). Total funds under management including internal life operations and Asia Money Market Funds were £149.2 billion at 30 September 2018, £138.9 billion at 31 December 2017.

Financial calendar
2018 full-year results: 13 March 2019

Basis of Preparation
Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. All amounts are comparable to the nine months ended 30 September 2017 unless otherwise indicated.

	Average Rate*			Closing Rate
Local Currency : £	Q3 2018	Q3 2017	% Change**	30 Sep 2018	30 Sep 2017	% Change**
China	8.80	8.68	(1)%	8.97	8.91	(1)%
Hong Kong	10.60	9.94	(6)%	10.20	10.48	3%
Indonesia	18,971.19	17,013.41	(10)%	19,432.30	18,070.69	(7)%
Malaysia	5.39	5.54	3%	5.40	5.67	5%
Singapore	1.81	1.77	(2)%	1.78	1.82	2%
US	1.35	1.28	(5)%	1.30	1.34	3%
*      Average rate is for the 9 month period to 30 September.
**   Change represents the appreciation (depreciation) of local currency against GBP.

The key economic assumptions are as follows:

	Risk discount rate %		Government bond yield1%
	30 Sep 2018	30 Sep 2017	30 Sep 2018	30 Sep 2017
Asia operations:
China	9.4	9.4	3.7	3.7
Hong Kong2	4.4	3.6	3.1	2.3
Indonesia	12.5	10.9	8.3	6.6
Malaysia	6.7	6.9	4.1	4.0
Singapore	3.8	3.8	2.5	2.2
US operations: Variable Annuity3	7.5	6.7	3.1	2.3
UK operations:4	4.9	4.8	1.8	1.8
1     For Asia and US operations the risk-free rates shown are 10-year government bond yields. For UK operations 15-year gilt rates are shown.
2       For Hong Kong the assumptions shown are for US dollar-denominated business. For other operations, the assumptions are for local currency-denominated business.
3     For US operations the pre-tax expected long-term nominal rate of return for US equities was 7.1 per cent at 30 September 2018 and 6.3 per cent at 30 September 2017.
4       For UK operations, single implied risk discount rates based on the Solvency II yield curve are shown, mostly related to with-profits business.

The Solvency II estimate at 30 September 2018 has been prepared on a consistent basis with that set out in the 2018 Half Year Financial Report under 'Additional Financial Information' Section II (f), which should be read in conjunction with the 'Risk Factors' also set out in the 2018 Half Year Financial Report.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers, with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&G Prudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger;  future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 November 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer